UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 13, 2014

Commission File Number: 000-50975

China Finance Online Co. Limited
(Translation of registrant’s name into English)

Hong Kong
(Jurisdiction of incorporation or organization)

9th Floor of Tower C, Corporate Square NO.35 Financial Street, Xicheng District Beijing, China 100033
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [  ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [  ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   n/a

Change of Auditor

On November 4, 2014, China Finance Online Co. Limited (the “Company” or “we”) ceased its client-auditor relationship with its independent registered public accounting firm Grant Thornton China (“GT”). The cessation was confirmed in a letter delivered by GT to the chief executive officer of the Company dated on the same date. The Company received the letter on November 7, 2014. On November 12, 2014, the Company appointed BDO China Shu Lun Pan Certified Public Accountants LLP, as the Company’s independent registered public accounting firm, with immediate effect. The change was recommended by the Company’s audit committee and approved by the Board of Directors.

During the two most recent fiscal years ended December 31, 2013 and through the date of this Form 6-K:

(i)
There were no disagreements between the Company and GT on any matters of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of GT, would have caused GT to make reference to the subject matter of the disagreement in its report on the Company’s consolidated financial statements;

(ii)
Except a material weakness in our internal control over financial reporting as disclosed in our annual report for the fiscal year ended December 31, 2013 filed on in Form 20-F on May 6, 2014, there were no “reportable events” as that term is defined in Item 16F(a)(1)(v) of Form 20-F.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Finance Online Co. Limited

Date: November 13, 2014	By:	/s/ Jun Wang
	Name:	Jun Wang
	Title:	Chief Financial Officer